April 4, 2012	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Michael Rosenthall

Re:	SEC Comment Letter Dated April 2, 2012

DARA BioSciences, Inc. Registration Statement on Form S-1

Filed February 23, 2012 (the “Registration Statement”)

File No. 333-179637

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), this letter responds to the comments in the staff’s comment letter dated April 2, 2012.

The Company has today filed Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”).

In response to the staff’s comment that it would not be in a position to declare the Registration Statement effective until the staff completed its review of the related confidential treatment request the Company has withdrawn the confidential treatment request and filed an unredacted version of the subject contract with the Amendment.

Should you have any questions with respect to this letter, please call the Janet Lowder at (704) 331-7551.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	David J. Drutz